

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Ken Ho
Chairman
Primech Holdings Pte. Ltd.
23 Ubi Crescent
Singapore 408579

> **Re: Primech Holdings Pte. Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 2, 2022**
> **File No. 333-264036**

Dear Mr. Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed May 2, 2022

Our Business Strategies and Future Plans, page 73

1. We note your response to comment 1, as well as your amended disclosure on page 73 that "[w]e also have started to offer, on a limited basis, an EV charging function to our customers as a package in our services, which will be provided by a sub-contracted third party." Such disclosure indicates that you do not currently have a function and that a third-party will be providing such function. However, your disclosure on page 26 states that you are planning to use a portion of this offering's proceeds for "the upgrade and integration of our charging function to our fleet . . . ," indicating that the charging function is currently a party of your business and not provided be a third-party. Please revise to reconcile these two statements.

General

2.   We note your disclosure on page 19 that you have no financial obligations to the Singapore government in connection with the pilot tender to develop, install and operate EV charging infrastructure. While we recognize that the Deed of Confirmation and Acknowledgement dated April 25, 2022 indicates that Charge+ will complete any and all works in connection with the project and will reimburse you for any and all concession and other fees payable, we note that the government of Singapore, including the relevant government agencies, is not a party to this agreement. Please revise to disclose your obligations and responsibilities, both financial and operational, to the government of Singapore under the pilot tender, regardless of Charge+'s agreement to cover such obligations for you. If the government of Singapore has released you from your obligations and agreed that Charge+ is now responsible for such obligations, please clearly state this fact. Please provide us with a copy of your agreement with the Government of Singapore and/or the appropriate agencies who awarded the pilot tender which outlines your obligations under the pilot tender as well as any agreement that releases you from such obligations. Please also tell us what consideration Charge+ received in exchange for its agreement to cover the pilot tender obligations for you, and whether you continue to have rights to any future benefits from the pilot.

    You may contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick